04047799

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

OCT 22 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
OCT 26 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for October 22, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 22, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu
Name: Howard Altarescu
Title: Treasurer

121085 GSR 2004-12
Form SF

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

121085 GSR 2004-12
Form SE

Beginning on November 26, 2004, and on the 25th day of each month thereafter, or if the 25th day is not a business day, on the next succeeding business day (each, a "**Distribution Date**") thereafter, after reimbursement of any advances to a servicer (or to the trustee, if not made by the servicer), distributions will be made in the following order and priority:

(a) the available distribution amount for loan group 1 will be distributed:

(i) subject to the exception described below with respect to the class 1AX certificates, first, pro rata (based on their respective accrued certificate interest), to the class 1A1 and class 1AX certificates, accrued certificate interest thereon; and

(ii) second, to the class 1A1 certificates, as principal, in an amount up to the Senior Principal Distribution Amount (as defined under "Senior Principal Distribution Amount" in the prospectus supplement) for loan group 1, until the class principal balance thereof has been reduced to zero;

(b) the Available Distribution Amount for loan group 2 will be distributed:

(i) first, pro rata (based on their respective accrued certificate interest) to the class 2A1, class 2A2, class 2A3, class 2AX1, class 2AX2, class 2AX3 and class R certificates, accrued certificate interest thereon;

(ii) second, to the class R certificates, as principal, in an amount up to the senior principal distribution amount for loan group 2, until the class principal balance thereof has been reduced to zero; and

(iii) third, pro rata (based on their respective class principal balances), to the class 2A1, class 2A2 and class 2A3 certificates, as principal, in an amount up to the remaining senior principal distribution amount for loan group 2, until the class principal balance of each such class has been reduced to zero;

(c) the available distribution amount for loan group 3 will be distributed:

(i) first, pro rata (based on their respective class principal balances), to the class 3A1, class 3A2, class 3A3, class

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

3A4, class 3A5 and class 3A6 certificates, accrued certificate interest thereon; and

(ii) second, sequentially to the class 3A1, class 3A2, class 3A3, class 3A4, class 3A5 and class 3A6 certificates, as principal, in an amount up to the senior principal distribution amount for loan group 3 until the class principal balance of each such class has been reduced to zero;

(d) subject to the exceptions described below, unless the class principal balance of a class of subordinate certificates has been previously reduced to zero, the portion of the available distribution amount for loan group 1, remaining after making the distributions described above in paragraphs (a), (b) and (c) (including without limitation by making any crossover payments as described under "Credit Enhancements" in the prospectus supplement) will be distributed in the following order of priority:

(i) to the class 1B1 certificates, accrued certificate interest on such class;

(ii) to the class 1B1 certificates, as principal, their pro rata share (based on their class principal balance) of the subordinate principal distribution amount for loan group 1 until their class principal balance has been reduced to zero;

(iii) to the class 1B2 certificates, accrued certificate interest on such class;

(iv) to the class 1B2 certificates, as principal, their pro rata share (based on their class principal balance) of the subordinate principal distribution amount for loan group 1 until their class principal balance has been reduced to zero;

(v) to the class 1B3 certificates, accrued certificate interest on such class;

(vi) to the class 1B3 certificates, as principal, their pro rata share (based on their class principal balance) of the subordinate principal distribution amount for loan group 1 until their class principal balance has been reduced to zero;

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

(vii) to the class 1B4, class 1B5 and class 1B6 certificates, interest and principal in the same manner as for the class 1B1, class 1B2 and class 1B3 certificates, first to the class 1B4 certificates, then to the class 1B5 certificates and finally to the class 1B6 certificates; and

(viii) to each class of the certificates in order of seniority (and among classes of senior certificates in loan group 1, pro rata, based on the amount of unreimbursed realized losses allocated to such classes), up to the amount of unreimbursed realized losses previously allocated to that class, if any (unless the allocation of realized losses has reduced any class of certificates to zero on a previous Distribution Date, in which case no amounts will be reimbursed to that class); provided, however, that any amounts distributed pursuant to this paragraph (d)(viii) will not cause a further reduction in the class principal balance of any class of certificates in loan group 1; and

(e) subject to the exceptions described below, unless the class principal balance of a class of subordinate certificates has been previously reduced to zero, the portion of the available distribution amount for loan group 2 and loan group 3 in the aggregate, remaining after making the distributions described above in paragraphs (a), (b) and (c) (including without limitation by making any crossover payments as described under "Credit Enhancements" in the prospectus supplement) will be distributed in the following order of priority:

(i) to the class 2B1 certificates, accrued certificate interest on such class;

(ii) to the class 2B1 certificates, as principal, their pro rata share (based on their class principal balance) of the aggregate subordinate principal distribution amount for loan group 2 and loan group 3 until their class principal balance has been reduced to zero;

(iii) to the class 2B2 certificates, accrued certificate interest on such class;

(iv) to the class 2B2 certificates, as principal, their pro rata share (based on their class principal balance) of the aggregate subordinate principal distribution amount for loan group 2 and loan group 3 until their class principal balance has been reduced to zero;

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

(v) to the class 2B3 certificates, accrued certificate interest on such class;

(vi) to the class 2B3 certificates, as principal, their pro rata share (based on their class principal balance) of the aggregate subordinate principal distribution amount for loan group 2 and loan group 3 until their class principal balance has been reduced to zero;

(vii) to the class 2B4, class 2B5 and class 2B6 certificates, interest and principal in the same manner as for the class 2B1, class 2B2 and class 2B3 certificates, first to the class 2B4 certificates, then to the class 2B5 certificates and finally to the class 2B6 certificates; and

(viii) to each class of the certificates in order of seniority (and among classes of senior certificates in loan group 2 and loan group 3, pro rata, based on the amount of unreimbursed realized losses allocated to such classes), up to the amount of unreimbursed realized losses previously allocated to that class, if any (unless the allocation of realized losses has reduced any class of certificates to zero on a previous Distribution Date, in which case no amounts will be reimbursed to that class); provided, however, that any amounts distributed pursuant to this paragraph (e)(viii) will not cause a further reduction in the class principal balance of any class of certificates in loan group 2 and loan group 3; and

(f) at such time as all other classes of certificates have been paid in full and all realized losses previously allocated have been reimbursed in full (unless the allocation of realized losses has reduced any class of certificates to zero on a previous Distribution Date, in which case no amounts will be reimbursed to that class), all remaining amounts to the residual certificates.

Notwithstanding paragraphs (d) and (e) above, if the subordination level for any class of subordinate certificates on any Distribution Date is less than the subordination level on the closing date (the "**Initial Subordination Level**") for such class of certificates (such class, the "**Affected Subordinate Certificates**"), the aggregate amount of principal prepayments otherwise payable on such Distribution Date to such classes of subordinate certificates will be allocated:

(1) pro rata (based on their respective class principal balance) to each class of subordinate certificates whose subordination level equals or

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

exceeds its Initial Subordination Level and the class of Affected Subordinate Certificates having the lowest numerical designation, or

(2) if no class of subordinate certificates has a subordination level equal to or in excess of its Initial Subordination Level, to the class of Affected Subordinate Certificates having the lowest numerical designation up to an amount sufficient to restore its subordination level to its Initial Subordination Level, and then to the class of Affected Subordinate Certificates having the next lowest numerical designation, in the same manner.

***

Reserve Fund. Pursuant to the terms of the trust agreement, the trustee will establish an account (the "**Reserve Fund**"), which will be held in trust by the trustee on behalf of the holders of the class 1A1 and class 1AX certificates. The Reserve Fund will not be an asset of any REMIC. The Reserve Fund will be the sole source of payments to the holders of the Class 1A1 certificates with respect to any Net WAC Shortfalls (as defined below) on such certificates.

The Reserve Fund will comprise one account: the "**Class 1AX Certificate Account.**" On each Distribution Date, interest that would otherwise be distributable in respect of the class 1AX certificates will be deposited instead in the Class 1AX Certificate Account, to the extent of the "**Required Reserve Fund Deposit**" for such class in the manner described below.

For any Distribution Date, the "Required Reserve Fund Deposit" will be an amount equal to the lesser of (i) interest otherwise distributable to the class 1AX certificates for such Distribution Date and (ii) the amount required to bring the balance on deposit in the Class 1AX Certificate Account up to an amount equal to the sum of (a) the Net WAC Shortfalls for such Distribution Date with respect to the class 1A1 certificates and (b) $1,000.

The holders of the class 1AX certificates will not be entitled to reimbursement for any related Required Reserve Fund Deposit.

For any Distribution Date, the Trustee will deposit into the Class 1AX Certificate Account, any Required Reserve Fund Deposit for such date.

On any Distribution Date for which a Net WAC Shortfall exists with respect to the class 1A1 certificates, the trustee will withdraw from the Class 1AX Certificate Account, the amount of such Net WAC Shortfall for distribution to the Class 1A1 Certificate on such Distribution Date.

If, immediately after any Distribution Date, the amount on deposit in the Class 1AX Certificate Account exceeds the initial deposit therein, the trustee will distribute such excess to the holders of the certificates that deposited such amounts in the Class 1AX Certificate Account.

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

***

Net WAC Shortfalls. For the class 1A1 certificates and any Distribution Date, the "Net WAC Shortfall" for such class will equal the sum of:

(i) the excess, if any, of the amounts of interest that would be payable to such class if the certificate rate for such Class were calculated without regard to the net weighted average coupon of the group 1 mortgage loans, over the actual amount of interest distributable for such class for such Distribution Date;

(ii) any excess described in clause (i) above remaining unpaid from prior Distribution Dates; and

(iii) interest for the applicable accrual period on the amount described in clause (ii) above based on the applicable certificate rate (determined without regard to the net weighted average coupon of the group 1 mortgage loans).

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

121085 GSR 2004-12
Form SE

GSR0412 - 1A1
20 CPR to Call

LIBOR_1MO	1.91
LIBOR_6MO	2.22

Period	*Date*	*Principal*	*Interest*	*Balance*	*Coupon*
Total					
0	29-Oct-04	-	-	37,000,000.00	0
1	25-Nov-04	729,967.63	69,375.00	36,270,032.37	2.25
2	25-Dec-04	716,365.81	68,006.31	35,553,666.55	2.25
3	25-Jan-05	703,016.77	66,663.12	34,850,649.78	2.25
4	25-Feb-05	688,860.74	65,344.97	34,161,789.04	2.25
5	25-Mar-05	676,046.29	64,053.35	33,485,742.74	2.25
6	25-Apr-05	663,469.58	62,785.77	32,822,273.16	2.25
7	25-May-05	651,126.21	61,541.76	32,171,146.95	2.25
8	25-Jun-05	639,011.86	60,320.90	31,532,135.09	2.25
9	25-Jul-05	627,122.27	59,122.75	30,905,012.82	2.25
10	25-Aug-05	615,453.29	57,946.90	30,289,559.54	2.25
11	25-Sep-05	604,000.82	56,792.92	29,685,558.72	2.25
12	25-Oct-05	592,760.86	55,660.42	29,092,797.86	2.25
13	25-Nov-05	581,729.46	54,549.00	28,511,068.40	2.25
14	25-Dec-05	570,902.76	53,458.25	27,940,165.64	2.25
15	25-Jan-06	560,276.97	52,387.81	27,379,888.67	2.25
16	25-Feb-06	549,848.36	51,337.29	26,830,040.30	2.25
17	25-Mar-06	539,613.29	50,306.33	26,290,427.02	2.25
18	25-Apr-06	529,568.15	49,294.55	25,760,858.87	2.25
19	25-May-06	519,709.43	48,301.61	25,241,149.44	2.25
20	25-Jun-06	510,033.68	47,327.15	24,731,115.76	2.25
21	25-Jul-06	500,537.50	46,370.84	24,230,578.26	2.25
22	25-Aug-06	491,217.57	45,432.33	23,739,360.69	2.25
23	25-Sep-06	482,070.61	44,511.30	23,257,290.08	2.25
24	25-Oct-06	473,093.43	43,607.42	22,784,196.65	2.25
25	25-Nov-06	464,282.87	42,720.37	22,319,913.78	2.25
26	25-Dec-06	455,635.85	41,849.84	21,864,277.93	2.25
27	25-Jan-07	447,149.33	40,995.52	21,417,128.60	2.25
28	25-Feb-07	438,820.34	40,157.12	20,978,308.27	2.25
29	25-Mar-07	430,645.95	39,334.33	20,547,662.31	2.25
30	25-Apr-07	422,623.31	38,526.87	20,125,039.00	2.25
31	25-May-07	414,749.60	37,734.45	19,710,289.41	2.25
32	25-Jun-07	407,022.05	36,956.79	19,303,267.36	2.25
33	25-Jul-07	399,437.96	36,193.63	18,903,829.40	2.25
34	25-Aug-07	391,994.66	35,444.68	18,511,834.74	2.25
35	25-Sep-07	386,485.89	34,709.69	18,125,348.85	2.25
36	25-Oct-07	379,248.78	33,985.03	17,746,100.07	2.25
37	25-Nov-07	372,146.46	33,273.94	17,373,953.61	2.25
38	25-Dec-07	365,176.41	32,576.16	17,008,777.20	2.25
39	25-Jan-08	319,028.06	31,891.46	16,689,749.14	2.25
40	25-Feb-08	313,065.97	31,293.28	16,376,683.16	2.25
41	25-Mar-08	307,214.98	30,706.28	16,069,468.18	2.25
42	25-Apr-08	301,473.03	30,130.25	15,767,995.16	2.25

43	25-May-08	295,838.08	29,564.99	15,472,157.07	2.25
44	25-Jun-08	290,308.16	29,010.29	15,181,848.92	2.25
45	25-Jul-08	284,881.30	28,465.97	14,896,967.62	2.25
46	25-Aug-08	279,555.59	27,931.81	14,617,412.03	2.25
47	25-Sep-08	274,329.15	27,407.65	14,343,082.88	2.25
48	25-Oct-08	269,200.13	26,893.28	14,073,882.75	2.25
49	25-Nov-08	264,166.73	26,388.53	13,809,716.03	2.25
50	25-Dec-08	259,227.15	25,893.22	13,550,488.87	2.25
51	25-Jan-09	254,379.67	25,407.17	13,296,109.21	2.25
52	25-Feb-09	249,622.56	24,930.20	13,046,486.65	2.25
53	25-Mar-09	244,954.14	24,462.16	12,801,532.51	2.25
54	25-Apr-09	240,372.77	24,002.87	12,561,159.74	2.25
55	25-May-09	235,876.83	23,552.17	12,325,282.91	2.25
56	25-Jun-09	231,464.72	23,109.91	12,093,818.19	2.25
57	25-Jul-09	227,134.89	22,675.91	11,866,683.31	2.25
58	25-Aug-09	222,885.80	22,250.03	11,643,797.51	2.25
59	25-Sep-09	218,715.96	21,832.12	11,425,081.55	2.25
60	25-Oct-09	214,623.88	21,422.03	11,210,457.67	2.25
61	25-Nov-09	210,608.14	21,019.61	10,999,849.53	2.25
62	25-Dec-09	206,667.29	20,624.72	10,793,182.24	2.25
63	25-Jan-10	202,799.95	20,237.22	10,590,382.29	2.25
64	25-Feb-10	199,004.76	19,856.97	10,391,377.53	2.25
65	25-Mar-10	195,280.36	19,483.83	10,196,097.17	2.25
66	25-Apr-10	191,625.44	19,117.68	10,004,471.73	2.25
67	25-May-10	188,038.72	18,758.38	9,816,433.01	2.25
68	25-Jun-10	184,518.91	18,405.81	9,631,914.10	2.25
69	25-Jul-10	181,064.78	18,059.84	9,450,849.33	2.25
70	25-Aug-10	177,675.10	17,720.34	9,273,174.23	2.25
71	25-Sep-10	174,348.67	17,387.20	9,098,825.56	2.25
72	25-Oct-10	171,084.31	17,060.30	8,927,741.25	2.25
73	25-Nov-10	167,880.88	16,739.51	8,759,860.37	2.25
74	25-Dec-10	164,737.23	16,424.74	8,595,123.14	2.25
75	25-Jan-11	161,652.26	16,115.86	8,433,470.88	2.25
76	25-Feb-11	158,624.86	15,812.76	8,274,846.02	2.25
77	25-Mar-11	155,653.97	15,515.34	8,119,192.05	2.25
78	25-Apr-11	152,738.54	15,223.48	7,966,453.51	2.25
79	25-May-11	149,877.54	14,937.10	7,816,575.97	2.25
80	25-Jun-11	147,069.94	14,656.08	7,669,506.03	2.25
81	25-Jul-11	144,314.76	14,380.32	7,525,191.26	2.25
82	25-Aug-11	141,611.02	14,109.73	7,383,580.24	2.25
83	25-Sep-11	138,957.77	13,844.21	7,244,622.47	2.25
84	25-Oct-11	136,354.06	13,583.67	7,108,268.41	2.25
85	25-Nov-11	133,798.96	13,328.00	6,974,469.45	2.25
86	25-Dec-11	131,291.58	13,077.13	6,843,177.87	2.25
87	25-Jan-12	128,831.03	12,830.96	6,714,346.84	2.25
88	25-Feb-12	126,416.43	12,589.40	6,587,930.41	2.25
89	25-Mar-12	124,046.93	12,352.37	6,463,883.48	2.25
90	25-Apr-12	121,721.68	12,119.78	6,342,161.80	2.25
91	25-May-12	119,439.87	11,891.55	6,222,721.93	2.25

92	25-Jun-12	117,200.69	11,667.60	6,105,521.24	2.25
93	25-Jul-12	115,003.33	11,447.85	5,990,517.91	2.25
94	25-Aug-12	112,847.02	11,232.22	5,877,670.88	2.25
95	25-Sep-12	110,731.01	11,020.63	5,766,939.88	2.25
96	25-Oct-12	108,654.52	10,813.01	5,658,285.35	2.25
97	25-Nov-12	106,616.84	10,609.28	5,551,668.51	2.25
98	25-Dec-12	104,617.23	10,409.38	5,447,051.28	2.25
99	25-Jan-13	102,654.99	10,213.22	5,344,396.29	2.25
100	25-Feb-13	100,729.42	10,020.74	5,243,666.87	2.25
101	25-Mar-13	98,839.84	9,831.87	5,144,827.03	2.25
102	25-Apr-13	96,985.57	9,646.55	5,047,841.45	2.25
103	25-May-13	95,165.96	9,464.70	4,952,675.49	2.25
104	25-Jun-13	93,380.37	9,286.27	4,859,295.12	2.25
105	25-Jul-13	91,628.15	9,111.18	4,767,666.97	2.25
106	25-Aug-13	89,908.69	8,939.38	4,677,758.28	2.25
107	25-Sep-13	88,221.38	8,770.80	4,589,536.90	2.25
108	25-Oct-13	86,565.61	8,605.38	4,502,971.29	2.25
109	25-Nov-13	84,940.80	8,443.07	4,418,030.49	2.25
110	25-Dec-13	83,346.37	8,283.81	4,334,684.12	2.25
111	25-Jan-14	81,781.76	8,127.53	4,252,902.37	2.25
112	25-Feb-14	80,246.40	7,974.19	4,172,655.96	2.25
113	25-Mar-14	78,739.76	7,823.73	4,093,916.20	2.25
114	25-Apr-14	77,261.30	7,676.09	4,016,654.90	2.25
115	25-May-14	75,810.49	7,531.23	3,940,844.41	2.25
116	25-Jun-14	74,386.82	7,389.08	3,866,457.59	2.25
117	25-Jul-14	72,989.78	7,249.61	3,793,467.81	2.25
118	25-Aug-14	3,793,467.81	7,112.75	-	2.25